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Jimena Acuña Smith

T +1 415 315 2306

jimena.smith@ropesgray.com

April 23, 2026

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Aaron Brodsky

Re:	Impax Funds Series Trust I (File Nos. 002-38679, 811-02064) (the “Registrant”)

Dear Mr. Brodsky:

We are writing to respond to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided by telephone on April 9, 2026 in connection with Post-Effective Amendment No. 108, filed with the Commission on October 3, 2025 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, regarding Impax Global Infrastructure ETF (the “Fund” and the post-effective amendment filed pursuant to Rule 485(a), the “Registration Statement”). The Staff previously provided comments on the Registration Statement on December 10, 2025, to which the Registrant responded in an initial response letter submitted to the Staff on December 16, 2025. The Staff subsequently provided further comments on January 15, 2026 and March 5, 2026 (together with the comments provided on December 10, 2025, the “Original Comments”), to which the Registrant responded in response letters submitted to the Staff on January 27, 2026 and March 30, 2026, respectively. The Staff’s supplemental comments are summarized below, and each is followed by our response.

Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Fund’s Registration Statement.

PROSPECTUS COMMENTS

1.	Comment. The Staff reiterates its Original Comments regarding the Fund’s 20% revenue test as it relates to the Fund’s 80% investment policy and providing additional criteria to establish a meaningful nexus.

Response. The Registrant appreciates the Staff’s comment but respectfully declines to make the requested change for the reasons set forth in the Registrant’s comment response letters dated December 16, 2025, January 27, 2026, and March 30, 2026. The Registrant further notes its belief that, in light of infrastructure companies’ current progress in the transition to a more sustainable economy, companies that derive at least 20% of their revenues from owning, operating, developing, or distributing sustainable infrastructure-related goods, services or assets have meaningfully greater exposure to sustainable infrastructure than other infrastructure companies, and thus establishes a meaningful nexus between the Fund’s investments and the term “sustainable infrastructure” in its name. The Adviser arrived at the 20% revenue test through fundamental financial analysis, including an analysis of the ESG factors that the Adviser has determined are financially material.

2.	Comment. The Staff reiterates its Original Comments regarding the Fund’s definition of the term “sustainable.” Please confirm receipt.

Response. The Registrant appreciates the Staff’s comment but respectfully submits that its definition of the term “sustainable” is eminently reasonable and has been clearly articulated in the Fund’s prospectus since inception.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith

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